Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

February 1, 2012

Deutsche Börse Press Release (February 1, 2012):

European Commission blocks merger between Deutsche Börse and NYSE Euronext
Deutsche Börse achieves substantial earnings growth in 2011/ Company targeting organic growth/ Key decisions for further growth already made 1. February 2012

Deutsche Börse: The European Commission today announced that it is prohibiting the planned merger between Deutsche Börse AG and NYSE Euronext because, based on its definition of the market for derivatives trading, it considers the merger to be inadmissible under competition law. Deutsche Börse AG has taken note of the decision with disappointment. The Executive Board of Deutsche Börse AG responded: “This is a black day for Europe and for its future competitiveness on global financial markets. The EU Commission’s decision is based on an unrealistically narrow definition of the market that does no justice to the global nature of competition in the market for derivatives. The over-the-counter (OTC) derivatives market, the major part of the market as a whole, is completely precluded. We therefore regard the decision as wrong. What’s more, it is inconsistent and runs counter to the aim of extending financial market regulation to the OTC derivatives market which the Commission is simultaneously pursuing. In its decision, the European Commission also takes a contrary stand to the assessment of the derivatives market arrived at in the USA back in 2007. There, the two Chicago exchanges CME and CBOT were allowed to merge to form the largest globally operating derivatives exchange.”

Reto Francioni, Chief Executive Officer of Deutsche Börse AG, added: “Prohibiting the planned merger prevents the creation of a European-based, globally competitive exchange group. The merged exchange group would have been the ideal partner to European regulators when it came to providing support in establishing standardized, transparent and stable markets in Europe and worldwide. Deutsche Börse is well equipped and strong enough to grow further and be successful, even without the merger, and will continue to work in partnership with government to promote the stability and integrity of markets. In 2011, we paved the way for our further growth with a binding agreement for the acquisition of 100 percent of shares in Eurex. As one of the world’s leading exchange groups with an integrated business model that sets us apart from many competitors, we are outstandingly positioned – including in the international arena – and are well received on the capital market. On behalf of the entire Executive Board, I would like to thank all employees who have worked with great commitment to bring about the merger over the last twelve months.”

The Executive Board has assured the Chairman of the Supervisory Board that it will ensure the desired continuity and further advance the company also in light of the EU Commission’s prohibition.

EU decision in contrast to approval from other regulators

The European Commission’s decision stands in contrast to approval already obtained from many other major regulators. Approval had already been granted in Germany by the Bundesamt für Finanzdienstleistungsaufsicht (BaFin), in Luxembourg by the Commission de Surveillance du Secteur Financier (CSSF), and in the USA by the Committee on Foreign Investment in the United States (CFIUS), the Department of Justice (DOJ) as well as the Securities and Exchange Commission (SEC). Furthermore, to obtain the European Commission’s approval despite what both companies considered to be an erroneous market definition, Deutsche Börse AG and NYSE Euronext had offered substantial concessions within economically reasonable bounds. The shareholders of both companies supported the planned merger with an overwhelming majority.

Deutsche Börse achieves substantial earnings growth in 2011 and will continue growth strategy on organic basis

In line with market expectations, Deutsche Börse delivered solid growth in sales revenue in 2011 compared with 2010. Despite spending some €120 million on further expansion of its core business and around €80 million in project expenses during 2011 to bring about the planned merger, and even excluding special effects in 2010, Deutsche Börse substantially boosted earnings relative to the prior year. The positive performance trend from the first nine months was thus sustained through the last quarter. Preliminary results for 2011 will be published as planned on February 13 and explained at the annual press briefing on February 14.

Deutsche Börse Group will continue its growth strategy for geographic expansion and at product level and will pursue ongoing development of its integrated business model. The company consequently expects to continue the growth trend sustained over the last three years in 2012.

Reto Francioni: “We associate 2012 with positive growth expectations for Deutsche Börse AG. This assessment is based on the assumption that the euro zone rigorously maintains the stabilization trajectory it has already embarked on. Completing the acquisition of the SIX Group’s 15 percent stake in Eurex in 2012, which will still go ahead without the merger with NYSE Euronext, will also contribute around €100 million revenue.”

Further considerations and details on business performance in 2012, including distributions to shareholders, will be given by the Executive Board in consultation with the Supervisory Board on presentation of the preliminary results for 2011 at the annual press briefing on February 14.

Reto Francioni concluded by adding: “On behalf of my colleagues on the Executive Board, I would like to thank all involved who worked with great commitment to bring about the merger over the last twelve months. My thanks also go to our shareholders, who gave us outstanding support with their near-unanimous approval of the merger. Finally, we would like to thank our colleagues at NYSE Euronext for working with us in a spirit of partnership.”

Deutsche Börse AG Ad Hoc Announcement (February 1, 2012):

Deutsche Börse AG: European Commission prohibits proposed business combination between Deutsche Börse and NYSE Euronext

1. February 2012

Deutsche Börse AG (Deutsche Börse) and NYSE Euronext have been informed that the European Commission today has decided to prohibit their proposed business combination.

Despite the remedies offered by the companies, the European Commission concluded that the combination would significantly impede effective competition and declared the concentration to be incompatible with the Common Market.

Upon receipt of the official notification of Deutsche Börse and NYSE Euronext of this decision by the European Commission, it will become impossible to fulfill the completion condition for the exchange offer made by Alpha Beta Netherlands Holding N.V. to the shareholders of Deutsche Börse on May 4, 2011, as amended, that clearance by the European Commission must be received on or prior to March 31, 2012. Upon receipt of the official notification of the prohibition decision, the exchange offer will therefore automatically lapse.

Alpha Beta Netherlands Holding N.V. will publish the termination of the exchange offer and will unwind (rückabwickeln) the exchange offer in accordance with the exchange offer terms.

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission (“SEC”) declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbsund Übernahmegesetz), and was published on May 4, 2011. The acceptance period for the exchange offer expired on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time), the additional acceptance period for the exchange offer expired on midnight, at the end of August 1, 2011 (Central European Daylight Savings Time). Pursuant to Section 39c of the German Takeover Act, shareholders of Deutsche Börse who had not yet accepted the exchange offer were still able to do so until midnight at the end of November 4, 2011 (Central European Time).

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer has not been made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.